UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 13, 2008

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	**(IRS Employer Identification No.)**
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	**(Zip Code)**

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

| Item 2.02. | Results of Operations and Financial Condition. |

On May 13, 2008, Morris Publishing Group, LLC issued a press release announcing its financial results for the three months ended March 31, 2008. A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

| Item 9.01. | Financial Statements and Exhibits. |

(d) Exhibits:

Exhibit No.Description

99.1   Press Release of Morris Publishing Group, LLC, dated May 13, 2008, reporting Morris Publishing Group's financial results for the three months ended March 31, 2008. (Incorporated by reference).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:**May 13, 2008**   **MORRIS PUBLISHING GROUP, LLC**

By: /s/ Steve K. Stone

Steve K. Stone
Senior Vice President and Chief Financial Officer



Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

MORRIS PUBLISHING ANNOUNCES
2008 FIRST-QUARTER RESULTS

AUGUSTA, Ga. (May 13, 2008) — Morris Publishing Group, LLC today reported first-quarter operating income of $7.6 million, down $3.0 million, or 28.3%, from $10.6 million for the same period in 2007.

Total operating revenue for the first quarter was $82.7 million, down $9.1 million, or 9.9%, from 2007. Total advertising revenue was $65.3 million, down $9.8 million, or 13.0%, with retail advertising revenue of $33.9 million, down 8.3%; classified advertising revenue of $26.4 million, down 19.0%; and national advertising revenue of $5.0 million, down 8.7%. Circulation revenue was $14.7 million, up $0.5 million, or 3.6%, from 2007.

For the first quarter, total operating cost was $75.1 million, down $6.1 million, or 7.5%, from 2007, with labor and employee benefits cost of $34.4 million, down $2.3 million, or 6.3%; newsprint, ink and supplement cost of $9.1 million, down $2.0 million, or 17.8%; depreciation and amortization expense of $3.5 million, down $1.3 million, or 25.6%; and other operating cost of $28.0 million, down $0.5 million, or 1.9%.

Commenting on the results, William S. Morris IV, Morris Publishing Group's chief executive officer and president, said, "The real estate downturn in Florida and in many of our other markets, continues to have the greatest impact on our revenue results. We continue to closely monitor the market for signs of a cyclical recovery, but currently see a lot of downward pressure on a large segment of our advertising base.

"Our cost control efforts continue to help offset the revenue declines, with newsprint and employee costs being the major contributors."

Interest and loan amortization expense totaled $8.0 million, down $1.3 million from $9.3 million last year primarily due the reduction in outstanding debt. At the end of the first quarter, the Company had $425 million in outstanding debt compared to $530 million at the end the same period last year.

During March, the Company repurchased $19.1 million of its $300 million 7% senior subordinated notes for a total purchase price of $10.7 million. Including the $8.4 million gain on these repurchases of debt, income from continuing operations before income taxes for the quarter was $8.2 million, up $6.9 million from $1.3 million in the prior year.

Net income was $5.6 million, up $4.8 million from last year.

Morris Publishing Group, LLC is a wholly owned subsidiary of Morris Communications Company, LLC, a privately held media company based in Augusta, Ga. Morris Publishing currently owns and operates 13 daily newspapers as well as nondaily newspapers, city magazines and free community publications in the Southeast, Midwest, Southwest and Alaska. For more information, visit our Web site, morris.com.

A conference call will be held Tuesday, May 13, 2008, at 10:00 a.m. Eastern Time. In order to participate, please call 1-888-928-9177 ten (10) minutes prior to the scheduled start. The pass code and leader's name listed below will be required to join the conference call:

LEADER:	**MR. STEVE STONE**
PASS CODE:	**MORRIS PUBLI**

To access the Audio Replay of this call, all parties can:

1. Go to the URL: https://e-meetings.verizonbusiness.com
2. Choose Audio Streaming under Join Events
3. Enter the conference number and pass code.

PASS CODE:	**MORRIS PUBLI**
CONFERENCE NUMBER	**4234934**

Replays of the conference call are available for 30 days after the live event at the URL link.

For further information, please contact:
Craig S. Mitchell
Senior Vice President of Finance
Morris Communications Company, LLC
706-823-3236

First-Quarter results follow:

Morris Publishing Group, LLC
Condensed Consolidated Statements of Income
(unaudited)

(Dollars in thousands)	**Three Months Ended March 31, 2008**	**2007**
NET OPERATING REVENUES:		
Advertising	$ 65,317	$ 75,043
Circulation	14,713	14,208
Other	2,678	2,523
Total net operating revenues	82,708	91,774
OPERATING EXPENSES:		
Labor and employee benefits	34,411	36,725
Newsprint, ink and supplements	9,143	11,123
Other operating costs (excluding depreciation and amortization)	28,020	28,569
Depreciation and amortization expense	3,524	4,739
Total operating expenses	75,098	81,156
Operating income	7,610	10,618
OTHER (INCOME) EXPENSES:		
Interest expense, including amortization of debt issuance costs	8,022	9,319
Gain on repuchases of debt	(8,411)	-
Interest income	(186)	(3)
Other, net	(31)	(41)
Total other (income) expense, net	(606)	9,275
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	8,216	1,343
PROVISION FOR INCOME TAXES	2,571	611
INCOME FROM CONTINUING OPERATIONS	5,645	732
INCOME FROM DISCONTINUED OPERATIONS, NET OF PROVISIONS FOR INCOME TAXES	-	56
NET INCOME	$ 5,645	$ 788